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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8-	52074

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01-01-2004___ AND ENDING___12-31-2004___

_____MM/DD/YY_____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwestern Securities Trading Company, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

235 Everett Street, Suite A

_____(No. and Street)_____

East Peoria   Illinois   61611

_____(City)_____(State)_____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Graham   (309) 699-6608

_____(Area Code – Telephone Number)____

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RENNER, RICHARD L.

_____(Name – _if individual, state last, first, middle name_)_____

207 MAIN STREET, SUITE 430   PEORIA   ILLINOIS   61602

_____(Address)_____(City)_____(State)_____(Zip Code)____

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 4 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____MICHAEL GRAHAM_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____MIDWESTERN SECURITIES TRADING COMPANY, LLC_____ , as of _____DECEMBER 31,_____ , 20 _04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of ~~Income (Loss)~~.   *EARNINGS AND RETAINED EARNINGS*
☒ (d) Statement of ~~Changes in Financial Condition~~.   *CASH FLOWS*
☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~. *MEMBERS' EQUITY*
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Board of Directors
Midwestern Securities Trading Company, LLC
235 Everett Street
East Peoria, IL 61611

January 27, 2005

Gentlemen:

Professional standards require that I advise you of matters concerning my recent concluded audit.

My Responsibility Under Generally Accepted Auditing Standards

My responsibility, as prescribed by professional standards, is to plan and perform this audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. My audit does not provide absolute assurance or guarantee the accuracy of the financial statements and is subject to the inherent risk that errors, irregularities (or illegal acts), if they exist, have not been detected. As part of my audit, I considered the Company's internal control structure. Such considerations were solely for the purpose of determining my audit procedures and not to provide any assurance concerning such internal control structure.

Significant Audit Adjustments

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statement that, in my judgment, may not have been detected except through my auditing procedures. These adjustments may include those proposed by me but not recorded by the Company that could potentially cause future financial statements to be materially misstated, even though we have concluded that such adjustments are not material to the current financial statement.

During my audit, I did not note any significant audit adjustments.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter which could be significant to the Company's financial statements or the auditor's report.

I am pleased to report that no such disagreements arose during the course of my audit.

Consultation with Other Accountants

Management has informed me that they have not consulted with other accountants during the year about auditing and accounting matters.

Difficulties Encountered in Performing the Audit

My audit was completed well within the deadline for completion and I had no difficulties in performing the audit.

Management Consulting Fees

During the year ended December 31, 2004, I did not perform any management consulting services for the Company.

This letter is solely for the internal use of the Board of Directors and management of Midwestern Securities Trading Company, LLC and should not be used for any other purpose.

If you have any questions or need further information concerning these matters, please call my office.

Sincerely

Richard L. Renner
Certified Public Accountant

Midwestern Securities Trading Company, LLC

Financial Statements, Schedules and
Report of Independent
Certified Public Accountant

December 31, 2004

CONTENTS

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

207 MAIN STREET, SUITE 430   OFFICE: (309) 673-7654   FAX: (309) 673-7651
PEORIA, ILLINOIS 61602   E: rlrcpa@ameritech.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
Midwestern Securities Trading Company, LLC

I have audited the accompanying statement of financial condition of Midwestern Securities Trading Company, LLC as of December 31, 2004, and the related statements of earnings and retained earnings, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwestern Securities Trading Company, LLC at December 31, 2004 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements referred to above, taken as a whole. The following supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but they are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

♦   Computation of Net Capital Under Rule 15c3-1

♦   Computation for Determination of Reserve Requirements Under Rule 15c3-3

♦   Information for Possession or Control Requirements Under Rule 15c3-3

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard L Renner
Certified Public Accountant

January 27, 2005

MIDWESTERN SECURITIES TRADING COMPANY, LLC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

CURRENT ASSETS:

Cash and cash equivalents (Note 1)	$ 64,160	
Investments - at cost (Note 6)	60,000	
Accounts receivable	40,422	
Total current assets		$ 164,582

PROPERTY AND EQUIPMENT, at cost:

Equipment	$ 350	
Leasehold improvements	19,453	
Less accumulated depreciation and amortization	(998)	
Net property and equipment		18,805

OTHER ASSETS:

Start-up costs, net of amortization (Note 5)		840
Total Assets		$ 184,227

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

Commissions payable	$ 39,149	
Total current liabilities		$ 39,149

MEMBERS' EQUITY:

Retained earnings	$ 145,078	
Total members' equity		145,078
Total Liabilities and Members' Equity		$ 184,227

The accompanying notes are an integral part of this statement.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF EARNINGS AND RETAINED EARNINGS
For the year ended December 31, 2004

INCOME:

Securities commissions	$ 86,826	
Mutual funds / VA commissions	277,626	
MAPS commissions and fees	27,662	
Mutual funds / VA trails	171,376	
Listed stocks	38,784	
Money market trails	5,235	
Insurance	40,507	
Interest	1,221	
Miscellaneous income	65,513	
Total income		$ 714,750

OPERATING EXPENSES:

Commissions	$ 540,979	
Advertising and promotion	4,359	
Clearing fees	50,050	
Consulting and professional services	18,285	
Continuing education	2,644	
Depreciation and amortization	3,914	
Dues and subscriptions	11,063	
Insurance	13,164	
Licenses and permits	10,410	
Miscellaneous expenses	254	
Office supplies and postage	987	
Rent	7,000	
Seminars and catering	7,731	
Service charges	5	
Travel and entertainment	12,761	
Total operating expenses		683,606

NET INCOME BEFORE INCOME TAXES		$ 31,144
Provision for Income Taxes (Note 4)		181
NET INCOME FOR THE YEAR		$ 30,963
Distributions to Members		(10,070)
RETAINED EARNINGS, Beginning of year		124,185
RETAINED EARNINGS, End of year		$ 145,078

The accompanying notes are an integral part of this statement.

5

MIDWESTERN SECURITIES TRADING COMPANY, LLC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2004

Members' Equity, beginning of year	$	124,185
Net income for the year		30,963
Additions (including non-conforming capital of $ - 0 -)		0
Deductions (including non-conforming capital of $ - 0 -)		
Members' dividends drawing		(10,070)
Members' Equity, end of year		145,078

MIDWESTERN SECURITIES TRADING COMPANY, LLC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Reconciliation of net income to net cash provided by
    operating activities:

Net income for the year	$ 30,963	
Adjustments to reconcile net income to net cash used		
by operating activities:		
Depreciation and amortization	3,914	
Increase in accounts receivable	(9,448)	
Increase in accounts and commissions payable	7,380	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 32,809
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of leasehold improvements	$ (19,453)	
NET CASH USED BY INVESTING ACTIVITIES		(19,453)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Members	$ (10,070)	
NET CASH USED BY INVESTING ACTIVITIES		(10,070)
NET INCREASE IN CASH AND CASH EQUIVALENTS		3,286
CASH AND CASH EQUIVALENTS, Beginning of year		60,874
CASH AND CASH EQUIVALENTS, End of year		64,160

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Midwestern Securities Trading Company was previously and independent contractor of other broker dealers. On January 1, 2000 the Company became an LLC and a registered broker/dealer.

The Company is on the accrual basis of accounting and has a December 31 year end. The LLC designation allows the treatment as a partnership for tax purposes and income taxes will be assessed at the partners' or members' level.

All highly liquid investments with a maturity of six months or less are considered to be cash equivalents.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may effectively restrict dividends of capital to owners.

Under the above rules, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined. At December 31, 2004 aggregate indebtedness and net capital were $39,149 and $121,564 respectively, or 32.2 percent. The Company's net capital requirement was $50,000 resulting in net capital in excess of requirements of $71,564.

NOTE 3 - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities outstanding at December 31, 2004 or at any time during the year then ended.

NOTE 4 - INCOME TAXES

The Company became an LLC on January 1, 2000, and is taxed as a partnership. The partners or "members" of the LLC will be taxed on the earnings at the individual level. The provision for income taxes provided for in the financial statements represents the state replacement tax assessed by the State of Illinois for 2003.

NOTE 5 - START UP COSTS

Various organizational and legal costs were paid to start up the Company in 2000. These costs were capitalized and are being amortized over five years. Total costs were $16,375 and amortization expense for the year totaled $3,253. Accumulated amortization at December 31, 2004 totaled $15,535.

NOTE 6 - INVESTMENTS

Investments at December 31, 2004 consist of the following:

Mutual funds - $25,000   Certificates of deposits - $35,000   Total $60,000

NOTE 7 - LEASES AND LEASEHOLD IMPROVEMENTS

The Company leases its facilities on a month to month basis in East Peoria, Illinois. Total lease expense for the year ended December 31, 2004 was $7,000.

Leasehold improvements were made during the current year totaling $19,453. These improvements will be amortized on a straight-line basis over a fifteen year period. Total amortization for the year was $648.

AGGREGATE INDEBTEDNESS	$ 39,149
NET CAPITAL - Members' equity	$ 145,078
Less: Non-allowable assets	- 23,514
Total Net Capital	$ 121,564
REQUIRED NET CAPITAL	50,000
EXCESS NET CAPITAL	$ 71,564
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	32.20%
RECONCILIATION WITH FOCUS REPORT	
Net capital as reported in the Company's most recent unaudited Focus Report - Part II	$ 121,564
Audit adjustment, see note below	none
Net capital per above	$ 121,564

The audited financial statements include a change from the most recently filed unaudited Focus Report that does not affect total net capital. The Focus Report included leasehold improvements, totaling $19,453, as an operating expense, which reduced net income. These improvements were capitalized and depreciated in the audited financial statements. Depreciation expense totaled $648 for the year ended December 31, 2004. The net adjustment to members' equity was $18,805 and is included in non-allowable assets in the computation of net capital above.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
SUPPLEMENTARY INFORMATION
December 31, 2004

The Company was exempt from Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

See accompanying auditor's report.   11

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Midwestern Securities Trading Company, LLC

In planning and performing my audit of the financial statements of Midwestern Securities Trading Company, LLC for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Midwestern Securities Trading Company, LLC that I considered relevant to the objectives stated in rule 17a-5. This included a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures referred to in the preceding paragraph are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or the effectiveness of the design and operation of policies and procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that I consider to be material weaknesses.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the directors and stockholder, management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Richard L. Renner
Certified Public Accountant

January 27, 2005